SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013, 333-141654, 333-155442 and
333-155444.

                                 RADVision Ltd.
6-K Items

     1.   Press  release  re  RADVISION   Extends  Market   Leadership  in  High
          Definition  Desktop  Video   Conferencing   Breaking  Through  Quality
          Barriers dated December 2, 2008.

     2. Press release re RADVISION Granted Mobile Video Telephony Patentdated December 18, 2008.

     3. Press release re RADVISION Chairman Purchases Additional Shares dated December 19, 2008.

                                                                          ITEM 1

Press Release                                          Source: RADVISION(R) Ltd.

RADVISION Extends Market Leadership in High Definition Desktop
Video Conferencing Breaking Through Quality Barriers

Tuesday December 2, 7:00 am ET

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced the availability of a new version of the award winning SCOPIA Desktop platform with market leading enhancements to high definition video and presentation clarity. SCOPIA Desktop V5.7 can be experienced at a new online demonstration facility in conjunction with its release providing an easy way to experience SCOPIA high definition (HD) quality in audio, video, and H.239 data collaboration.

SCOPIA Desktop makes it easy to fully participate in meetings no matter where users are: at their desk, at a customer location, or in a hotel in another part of the world. This innovative Web-based desktop conferencing solution allows users to bring audio, video, data, traditional room systems and desktop all into one conference and can be used by anyone inside or outside the enterprise firewall. Now with RADVISION's new demonstration facility, everyone can experience first-hand, the unique conferencing capabilities of SCOPIA Desktop at http://www.radvision.com/tryscopia.

SCOPIA Desktop V5.7 features a new video subsystem that provides unparalleled HD video quality for both motion video and data sharing. SCOPIA Desktop's previous ability to receive 720p high definition is now augmented with the ability to send HD business quality 720p video using just a standard USB web camera. Now conference participants using room systems or other HD capable desktop clients can view SCOPIA Desktop participants in HD significantly improving the overall quality of the conference. V5.7 also adds HD resolution to data sharing through the use of H.264 data encoding providing clearer presentations while using less bandwidth for the data stream.

The new video subsystem is designed to deliver high definition image quality and low latency while being efficient on processor and network bandwidth utilization. For users demanding the ultimate in desktop video performance, these latest HD capabilities are optimized for Intel's(R) advanced processor families and take advantage of multiple instructional threads and increased high definition video rendering capabilities from CPU's such as the Intel(R) Core(TM) i7 processor when they are available.

SCOPIA Desktop V5.7 also features a new audio subsystem that provides users a very high quality audio experience resulting from enhanced echo cancellation, added resiliency for network errors, improved automatic gain control and highly effective background noise cancellation. Together the new audio and video quality enhancements with V5.7 deliver a compelling communications solution on a standard PC; well suited for the current economic environment with shrinking budgets and increased productivity demands.

"Video is becoming an essential part of a complete enterprise communications strategy driven in large part by the advent of high definition quality provided by today's room based conferencing systems," said Rich Costello, Research Director Enterprise Communications, Gartner, Inc.. "In order for desktop video to become a part of this strategy it is essential for desktop solutions to fully interoperate with room systems and provide the same level of experience at an affordable price."

We invite everyone to experience our high definition conference room without walls," said Boaz Raviv, CEO of RADVISION. "Users can see for themselves how easy high definition video conferencing can be right from their own desktop. Please visit http://www.radvision.com/tryscopia to experience this leading edge technology. The desktop client can be downloaded for free with immediate entry to a public conference room."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION(R) Ltd.
Chief Financial Officer
Adi Sfadia, +1-201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1-212-704-7385
sean@dukaspr.com
or
Todd Barrish, +1-212-704-7385
todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                          Source: RADVISION(R) Ltd.

RADVISION Granted Mobile Video Telephony Patent

Thursday December 18, 7:00 am ET

RADVISIONs patent essential to reducing call setup time for 3G video telephony capable devices

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced it has been granted a U.S. patent, numbered 7464167, for reducing 3G video call connect time to under one second.

Until approximately two years ago, it took 7 to 15 seconds to connect a 3G call and start sending video. This time delay is considered far too long for a commercially viable service. Recently, an extension to the 3G-324M protocol (annex K) was ratified by the International Telecommunications Union (ITU) and the 3GPP to reduce call setup time.

This extension, known as MONA, was defined by RADVISION and other industry players. The MONA specification is designed around a set of three different techniques, which may be used during call setup procedures to shorten the time necessary to setup a video call.

"Until now, the widespread adoption of 3G video telephony has been hampered by the time it takes to set up calls between devices," said Avishai Sharlin, General Manager, TBU, at RADVISION. "With the innovation added by MONA, call setup times can be reduced to below a second, significantly improving the quality of experience to the end user."

"RADVISION is committed to facilitating the proliferation of multimedia communications through IP technology and solutions," said Mr. Sharlin, adding that, "RADVISION's IP will be made available to entities at reasonable and non discriminatory licensing terms."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit http://www.radvision.com/.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION(R) Ltd.
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney/ Todd Barrish
+1-212-704-7385
sean@dukaspr.com / todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

RADVISION Chairman Purchases Additional Shares

Friday December 19, 8:00 am ET

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, reported today that Zohar Zisapel, Chairman of the Board, purchased 888,654 shares of the Company in the open market in the period beginning November 4 through December
15. The total amount invested by Mr. Zisapel for those shares was approximately $5.3 million at an average price of $5.93 per share. Mr. Zisapel purchased a total of 2,132,351 shares of RADVISION in 2008.

Zohar Zisapel commented: "Videoconferencing has moved to the forefront of critically important and timely solutions for global enterprises seeking to substantially improve efficiency, cut travel costs and reduce their carbon footprint. My substantial investment in RADVISION over the past year reflects my full confidence in the Company's unique market position as the only independent video network infrastructure provider, its strategy for improvement and growth, and its future prospects."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                    (Registrant)



                                By: /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: December 31, 2008